EXHIBIT 99.3

Management’s Discussion and Analysis (“MD&A”)

This MD&A is published and disseminated in both print and electronic form as an integral section within the annual report of Central Fund of Canada Limited (“Central Fund” or the “Company”) for the fiscal year ended on October 31, 2004. Readers are directed to the Directors’ 43rd Report to Shareowners on pages 2 and 3 and to the notes to financial statements on pages 8 to 12 which fully disclose accounting policies, share capital, related party administration agreement fees and other matters that comprise part of this MD&A.

The following discussion is based on Central Fund’s financial statements which are prepared in accordance with accounting principles generally accepted in Canada.

Results of Operations — Changes in Net Assets

The change in net assets as reported in U.S. dollars from period to period is primarily a result of share offerings and the changing market prices of gold and silver and the proportion of each held by the Company. Also, because gold and silver are initially denominated in U.S. dollars, changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars. The following table summarizes the changes in net assets in both U.S. and Canadian dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars:

	Years ended October 31
	2004		2003		2002
	U.S.$	Cdn.$	U.S.$	Cdn.$	U.S.$	Cdn.$

Unrealized Appreciation (Depreciation)
of investments (in millions)	$46.2	$18.4	$26.3	$(3.6)	$4.7	$4.9
Net income (loss) for the period (in	$43.9	$14.6	$24.8	$(6.8)	$2.8	$3.2
millions)	$0.64	$0.21	$0.59	$(0.16)	$0.11	$0.12

Earnings per share
Change in net assets from
prior year (in millions)	$223.7	$253.8	$62.2	$50.2	$66.1	$101.5
% change from prior year	114.9%	98.8%	47.0%	24.3%	99.6%	96.3%

Change in net assets per
Class A share from prior year	$0.92	$0.70	$0.65	$(0.03)	$0.28	$0.35
% change per Class A share
from prior year	21.1%	12.2%	17.6%	(0.5)%	8.2%	6.5%

Gold price (U.S. $ per fine ounce)	$425.55	$386.25	$316.90
% change from prior year	10.2%	21.9%	13.7%

Silver price (U.S. $ per ounce)	$7.160	$5.135	$4.475
% change from prior year	39.4%	14.7%	4.7%

Exchange rate: $1.00 U.S. = Cdn	$1.2207	$1.3197	$1.5603
% change from prior year	(7.5)%	(15.4)%	(1.7)%

In 2004, net assets as reported in U.S. dollars increased by $223.7 million or 114.9%. A large portion of this increase was the result of two public offerings during the year as described in note 4 to the financial statements. In both cases, these share offerings were issued at a premium over the net asset value per Class A share at the time, such that there was no dilution of the interests of existing Class A shareholders. Of the net proceeds from these share issues totalling $180,563,040, $94,878,842 was used to purchase 226,546 fine ounces of gold bullion, and $78,145,241 was used to purchase 11,327,333 ounces of silver bullion, primarily in physical bar form. The balance of the proceeds, $7,538,957, was retained in interest-bearing cash deposits for working capital purposes.

The balance ($43.1 million) of the increase in net assets is primarily attributable to the increases in the prices of gold (10.2%) and silver (39.4%) during the year.

The increase in net assets described above was nominally affected by the loss before unrealized appreciation of investments during the year and the dividend paid on the Class A shares. Net assets, as reported in Canadian dollars, increased by a lesser amount of 12.2% as a result of the 7.5% decrease in the U.S. dollar relative to the Canadian dollar.

In 2003, net assets as reported in U.S. dollars increased by $62.2 million or 47.0%. A large portion of this increase was the result of two private placements during the year as described in note 4 to the financial statements. In both cases, these share offerings were issued at a premium over the net asset value per Class A share at the time, such that there was no dilution of the interests of existing Class A shareholders. Of the net proceeds from these share issues totalling $37,799,299, $21,466,571 was used to purchase 58,117 fine ounces of gold bullion, and $14,021,800 was used to purchase 2,900,000 ounces of silver bullion, primarily in physical bar form. The balance of the proceeds, $2,310,928, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $24.4 million is primarily attributable to the increases in the prices of gold (21.9%) and silver (14.7%) during the year.

The increase in net assets described above was nominally affected by the net loss before unrealized appreciation of investments during the year and the dividend paid on the Class A shares. Though subject to the same effects as described above, net assets, as reported in Canadian dollars, decreased by 0.5% as a result of the 15.4% decrease in the U.S. dollar relative to the Canadian dollar.

In 2002, net assets as reported in U.S. dollars increased by $66.1 million or 99.6%. A significant portion of this increase was the result of two private placements and a public offering of Class A shares during the year as described in note 4 to the financial statements. In all cases, these share offerings were issued at a premium over the net asset value per Class A share at the time, such that there was no dilution of the interests of existing Class A shareholders. Of the net proceeds from these share issues totalling $63,647,461, $33,947,143 was used to purchase 106,701 fine ounces of gold bullion, and $26,298,275 was used to purchase 5,330,613 ounces of silver bullion, primarily in physical bar form. The balance of the proceeds, $3,402,043 was retained in interest-bearing cash deposits for working capital purposes.

The increase in net assets resulting from the factors described above was nominally affected by the net loss before unrealized appreciation of investments during the year and the dividend paid on Class A shares. Though subject to the same effects as described above, net assets, as reported in Canadian dollars, increased at a slightly lower rate of 98.8%, as a result of the 7.5% decrease in the U.S. dollar relative to the Canadian dollar.

The following table summarizes the changes in net assets in U.S. dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars on a quarterly basis:

	Quarter ended
	January 31 US$	April 30 US$	July 31 US$	October 31 US$
2004
Unrealized appreciation (depreciation) of
investments (in millions)	$ 21.8	$ (26.7)	$ 13.8	$ 37.3
Net income (loss) for the period (in	$ 21.3	$ (27.3)	$ 13.2	$ 36.7
millions)	$ 0.41	$ (0.39)	$ 0.20	$ 0.53
Earnings per share

Changes in net assets from
prior period (in millions)	$ 92.7	$ 81.6	$ 13.2	$ 36.0
% change from prior period	47.6%	28.4%	3.6%	9.4%

Change in net assets per
Class A share from prior period	$ 0.46	$ (0.16)	$ 0.17	$ 0.45
% change per Class A share
from prior period	10.6%	(3.3)%	3.7%	9.3%

Gold price	$ 399.75	$ 388.50	$ 391.40	$ 425.55
% change from prior period	3.5%	(2.8)%	0.7%	8.7%

Silver Price	$ 6.225	$ 5.95	$ 6.42	$ 7.16
% change from prior period	21.2%	(4.4)%	7.9%	11.5%

Exchange rate: $1.00 U.S. = Cdn	$ 1.3264	$ 1.3706	$ 1.3292	$ 1.2207
% change from prior period	0.5%	3.3%	(3.0)%	(8.2)%

2003
Unrealized appreciation (depreciation) of
investments (in millions)	$ 17.0	$ (13.2)	$ 12.4	$ 10.2
Net income (loss) for the period (in	$ 16.6	$ (13.6)	$ 12.0	$ 9.8
millions)	$ 0.46	$ (0.34)	$ 0.29	$ 0.23
Earnings per share

Changes in net assets from
prior period (in millions)	$ 31.0	$ 9.7	$ 12.1	$ 9.4
% change from prior period	23.4%	6.0%	7.0%	5.1%

Change in net assets per
Class A share from prior period	$ 0.46	$ (0.29)	$ 0.27	$ 0.21
% change per Class A share
from prior period	12.4%	(7.0)%	7.0%	5.1%

Gold price	$ 367.50	$ 336.75	$ 354.75	$ 386.25
% change from prior period	16.0%	(8.4)%	5.3%	8.9%

Silver Price	$ 4.8725	$ 4.605	$ 5.08	$ 5.135
% change from prior period	8.9%	(5.5)%	10.3%	1.1%

Exchange rate: $1.00 U.S. = Cdn	$ 1.5290	$ 1.4335	$ 1.4073	$ 1.3197
% change from prior period	(2.0)%	(6.2)%	(1.8)%	(6.2)%

2002
Unrealized appreciation (depreciation) of
investments	$ 0.5	$ 5.4	$ (2.8	$ 1.6
Realized loss on sale of investments	--	--	--	$ (0.9)
Net income (loss) for the period	$ 0.3	$ 5.2	$ (3.1)	$ 0.4
Earnings per share	$ 0.01	$ 0.26	$ (0.13)	$ 0.02

Changes in net assets from
prior period (in millions)	$ 0.3	$ 20.8	$ 44.9	$ 0.1
% change from prior period	0.4%	31.2%	51.4%	0.1%

Change in net assets per
Class A share from prior period	$ 0.01	$ 0.28	$ (0.01)	$ 0.0
% change per Class A share
from prior period	0.3%	8.2%	(0.3)%	0.0%

Gold price	$ 282.30	$ 308.20	$ 304.65	$ 316.90
% change from prior period	1.5%	9.2%	(1.2)%	4.0%

Silver Price	$ 4.275	$ 4.60	$ 4.66	$ 4.475
% change from prior period	0.0%	7.6%	1.3%	(4.0)%

Exchange rate: $1.00 U.S. = Cdn	$ 1.5923	$ 1.5678	$ 1.5843	$ 1.5603
% change from prior period	0.4%	(1.5)%	1.1%	(1.5)%

Forward – Looking Observations

It is possible to predict the impact that changes in the market prices of gold and silver will have on the net asset value per Class A share. Assuming as a constant exchange rate the rate which existed on October 31, 2004 of $1.2207 Cdn. for each U.S. dollar together with holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.29 per share or Cdn. $0.35 per share. A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.24 per share or Cdn. $0.29 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $0.52 per share or Cdn. $0.63 per share.

When expressed in U.S. dollar terms, Central Fund’s net asset value per Class A share is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Central Fund’s net assets are priced internationally in U.S. dollar terms. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 99% of Central Fund’s net assets are initially denominated in U.S. dollars as at October 31, 2004, including gold and silver bullion and some U.S. cash. An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

It is also possible to predict the impact that changes in the value of the U.S. dollar relative to the Canadian dollar will have on the net asset value per Class A share as reported in Canadian dollars. As previously mentioned, over 99% of Central Fund’s net assets are denominated in U.S. dollars. Assuming constant gold and silver prices, a 10% increase or decrease in the value of the U.S. dollar relative to the Canadian dollar would change the net asset value per share as expressed in Canadian dollars in the same direction by approximately the same percentage. The proposed reduction in the large corporations tax rate on excess taxable capital employed in Canada over capital deduction (currently .225%) is to decrease to ..175% in 2005, .125% in 2006, .0625% in 2007 and to 0% in taxation years after 2007.

Results of Operations — Net Income

Central Fund’s earned income objective is secondary to its investment objective of holding the vast majority of its net assets in gold and silver bullion. Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay operating expenses, taxes and Class A share dividends. Because gold and silver bullion do not generate revenue, Central Fund’s actual revenues are a miniscule percentage of its net assets. However, early adoption of a new Canadian Institute of Chartered Accounting policy now compels Central Fund to record unrealized appreciation (depreciation) of investments in income. Accordingly, in the last three fiscal years, Central Fund has net income. Central Fund expects to generate cash flow from its holdings of cash equivalents and nominal marketable securities, and will sell bullion certificates only if necessary to replenish cash reserves.

Fiscal 2004 Compared to Fiscal 2003

The net income of $43,916,153 during the 2004 fiscal year was 76.6% higher than the 2003 net income of $24,863,913. The prime component of this increase was unrealized appreciation of investments as a result of adoption of the new accounting policy. Interest income was higher compared to the prior year as average balances of interest-bearing cash deposits almost doubled. There were no dispositions of marketable securities during fiscal 2004 or 2003.

Operating expenses (which exclude income taxes) increased by 47.7% over the prior year. The increase in net assets during the year as a result of the two public offerings and the increases in the prices of gold and silver had an impact on several expense categories. Administration fees, which are calculated monthly based on net assets at each month end increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above. Similarly, safekeeping fees and bullion insurance costs increased to reflect larger quantities and dollar values of gold and silver bullion being held. Shareholder information costs increased as U.S. and Canadian stock exchange fees were increased at the time of filing the additional issues of shares.

Operating expenses (which exclude income taxes) as a percentage of the average of the month-end net assets during the 2004 fiscal year were reduced to 0.48% compared to 0.65% in 2003. Income taxes, or more specifically the Federal large corporations tax, are based on the Company’s total net assets as at its fiscal year end. The increase in income taxes is directly related to the higher net asset level which existed at October 31, 2004.

Fiscal 2003 Compared to Fiscal 2002

The net income of $24,863,913 during the 2003 fiscal year was 886.0% higher than the 2002 net income of $2,806,319 due to increasing gold and silver prices and after giving retroactive effect to the new accounting policy. Interest income was comparable to the prior year as average balances of interest-bearing cash deposits remained relatively constant.

There were no dispositions of marketable securities during fiscal 2003, whereas a portion of the small portfolio representing junior mining companies was sold in 2002 resulting in realized losses in that year.

Operating expenses (which exclude income taxes) increased by 50.1% over the prior year. The increase in net assets during the year as a result of the two private placements and the increases in the prices of gold and silver had an impact on several expense categories. Administration fees, which are calculated monthly based on net assets at each month end increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above. Similarly, safekeeping fees and bullion insurance costs increased to reflect larger quantities and dollar values of gold and silver bullion being held. Shareholder information costs increased as U.S.

and Canadian stock exchange fees were increased at the time of filing the share issues. Professional fees increased in part due to an increase in audit related services. Additional legal costs have been incurred for the preparation of a Directors’ Guidebook, website disclaimer and other corporate governance matters. Directors’ fees and expenses increased due to recent corporate governance requirements leading to more Corporate Governance Committee meetings and more Audit Committee meetings to review the quarterly financial statements.

Operating expenses (which exclude income taxes) as a percentage of the average of the month-end net assets during the 2003 fiscal year were reduced to 0.65% compared to 0.75% in 2002. Income taxes, or more specifically the Federal large corporations tax, are based on the Company’s total net assets as at its fiscal year end. The increase in income taxes is directly related to the higher net asset level which existed at October 31, 2003.

Liquidity and Capital Resources

Central Fund’s liquidity objective is to hold cash reserves that generate some income primarily to be applied to pay operating expenses, tax payments and Class A share dividends. At October 31, 2004, Central Fund’s cash reserves including cash equivalents were $9,482,536. The comparable figure at October 31, 2003 was $4,315,467. The ability of Central Fund to have sufficient cash for operating expenses, tax and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents and marketable securities. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund’s bullion holdings and/or marketable securities portfolio may be sold to fund tax and dividend payments, provide working capital and pay for redemptions (if any) of Class A shares. Sales of such investments could result in Central Fund realizing capital losses or gains. Central Fund qualifies as a Mutual Fund Corporation for Canadian income tax purposes. As a Mutual Fund Corporation, any Canadian tax payable by Central Fund to the extent that it relates to taxable capital gains is fully refundable when the realized gains are distributed to shareholders through redemptions. Should Central Fund not qualify as a Mutual Fund Corporation at any time in the future, Central Fund would have to pay non-refundable tax on such capital gains, if any. Payments for such distributions or tax would be a further use of Central Fund’s cash resources. During the fiscal year ended October 31, 2004, Central Fund’s cash reserves increased by $5,167,069 from those at October 31, 2003. The primary sources and uses of cash are as follows:

Sources of Cash

The primary inflow of cash resulted from the proceeds (net of share issue costs of $900,000) from the issuance of Class A shares during the year of $180,563,040. An additional $93,480 was generated from interest on short-term securities and nominal dividends paid on marketable securities.

Uses of Cash

The primary outflow of cash during the year involved the purchase of gold and silver bullion with the proceeds from the share issues referred to above. Central Fund paid $94,878,842 to purchase 226,546 fine ounces of gold and $78,145,241 to purchase 11,237,333 ounces of silver.

Central Fund paid $1,507,553 during the 2004 fiscal year for operating expenses, $222,223 of which related to amounts which had been accrued at October 31, 2003 and were reflected in the accounts of that year. Other cash outflows during the year included $510,352 in payments of the Canadian federal large corporations tax and $447,463 paid in the 2004 fiscal year with respect to Central Fund’s October 31, 2003 Class A share dividend declared.

Central Fund’s board of directors made the decision to build up cash reserves by maintaining a portion of the proceeds from share issues in recent years in cash and cash equivalents. Consistent with this objective, $7,538,957 of the $180,563,040 received upon the issuance of Class A shares this year was kept in interest-bearing cash deposits. These amounts are to be used to pay operating expenses, tax and dividend payments, and demands for redemption (if any). Management is mindful of Central Fund’s normal trend of diminishing cash reserves, but monitors its cash position with an emphasis on maintaining its gold and silver bullion holdings as opposed to generating income. Management’s mandate and Central Fund’s stated objective are to hold the maximum portion of its assets in the form of gold and silver bullion as it deems reasonable. Central Fund has the ability to generate any necessary cash by liquidating a small portion of its holdings. At low cash reserve levels and in the absence of other sources of capital, liquidations may be made regardless of market conditions and could result in Central Fund realizing gains or losses on its bullion or marketable security holdings.

Inflation

Because Central Fund’s financial statements are prepared on a market price basis, the impact of inflation and changing prices on the price of gold and silver is reflected in these financial statements.

Risk Factors

The following are certain factors relating to the business of the Company which prospective investors should consider carefully before deciding whether to purchase shares.

Gold and Silver Price Volatility
Central Fund’s business almost entirely involves investing in pure gold and silver bullion. Therefore, the principal factors affecting the price of its shares are factors which affect the price of gold and silver, and which are beyond the Company’s control. However, the Company believes that such factors have a lesser impact on the shares of Central Fund than on shares of gold producers as gold producers have considerable inherent operational risks, resulting in more volatile share prices of such producers. Central Fund’s net assets are denominated in U.S. dollars. As at October 31, 2004, the Company’s assets were made up of 53.3% gold bullion, 44.8% silver bullion and 1.9% cash, marketable securities and other working capital amounts. The Company does not engage in any leasing, lending or hedging activities involving these assets, so the value of the Shares will depend on, and typically fluctuate with, the price fluctuations of such assets. The market prices of gold and silver bullion may be affected by a variety of unpredictable international economic, monetary and political considerations. Macroeconomic considerations include: expectations of future rates of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional political or economic events (including banking crises). Political factors, including international conflicts, may also affect gold and silver prices.

Price Volatility of Non-gold and -silver Assets and Other Commodities
To the extent that the Company holds a nominal amount of securities of issuers in the precious metals industry, the value of such securities can also be affected by the same types of economic and political considerations. In addition, Central Fund’s business may also be affected to a lesser extent by the price of other commodities which may be viewed by investors as competitively priced or as an alternative to investing in gold and silver related investments.

United States Federal Income Tax Considerations
It is likely that the Company is a “passive foreign investment company” for United States federal tax purposes. Under the passive foreign investment company rules, the tax treatment of the Class A non-voting shares is very complex, uncertain and, in some cases, potentially unfavorable to United States Persons. Each United States person that acquires Class A shares, whether from the Company or in the market, is strongly urged to consult his, her or its own tax advisor.

Subsequent Event

Subsequent to year end, on November 3, 2004, the Company, through a public offering issued 15,000,000 Class A shares for total proceeds of $81,504,000, net of underwriting fees of $3,396,000. Costs relating to this public offering were approximately $500,000 and net proceeds were approximately $81,004,000. The Company used the net proceeds from this public offering to purchase 96,000 fine ounces of gold at a cost of $40,790,400 and 4,800,000 ounces of silver at a cost of $35,376,000, in physical bar form. The balance of the net proceeds of approximately $4,837,600 was retained by the Company in interest-bearing cash deposits for working capital.

This MD&A is dated December 20, 2004.